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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                                FAIRMARKET, INC.
                                ----------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                   305158 10 7
                                   -----------
                                 (CUSIP Number)


                              Alyssa J. Huber, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts 02451
                                 (781) 622-5930
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 8, 2002
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       [ ]  Rule 13d-1(b)
       [ ]  Rule 13d-1(c)
       [X]  Rule 13d-1(d)



                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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------------------------                                    --------------------
CUSIP NO. 305158 10 7            SCHEDULE 13G                 PAGE 2 OF 5 PAGES
------------------------                                    --------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Scott T. Randall
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OF PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                           5     SOLE VOTING POWER

                                 290,625
  NUMBER OF                -----------------------------------------------------
   SHARES                  6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0
    EACH                   -----------------------------------------------------
 REPORTING                 7     SOLE DISPOSITIVE POWER
PERSON WITH
                                 290,625
                           -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       290,625
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.1%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

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------------------------                                    --------------------
CUSIP NO. 305158 10 7            SCHEDULE 13G                 PAGE 3 OF 5 PAGES
------------------------                                    --------------------

ITEM 1(a).   NAME OF ISSUER

         Fairmarket, Inc.

ITEM. 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         500 Unicorn Park Drive, Woburn, Massachusetts 01801

ITEM 2(a).  NAME OF PERSON FILING

         Scott T. Randall

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIFDENCE

         c/o Morse, Barnes-Brown & Pendleton, Reservoir Place - 1601 Trapelo Road, Waltham, Massachusetts 02451

ITEM 2(c).  CITIZENSHIP

         United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES

         Common Stock, par value $.001 per share

ITEM 2(e).  CUSIP NUMBER

         305158 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b) - 1(b)(1)(ii)(E),

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

------------------------                                    --------------------
CUSIP NO. 305158 10 7            SCHEDULE 13G                 PAGE 4 OF 5 PAGES
------------------------                                    --------------------

ITEM 4.   OWNERSHIP

         (a)   Amount beneficially owned:  290,625 (the "Shares")(1)

         (b)   Percent of class: 1.1%(2)

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote: 290,625

               (ii)  Shared power to vote or to direct the vote: 0(3)

               (iii) Sole power to dispose or to direct the disposition of:
                     290,625

               (iv)  Shared power to dispose or to direct the disposition of: 0



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CANCELLATIONS

         N/A

--------

(1) Mr. Randall is deemed to own the Shares by virtue of options to purchase such Shares.

(2) Mr. Randall's percentage ownership was calculated based on 26,239,682 shares of common stock of Fairmarket, Inc. outstanding as of August 8, 2002.

(3) Upon exercising his option to purchase any or all of the Shares, Mr. Randall will have the sole power to vote or direct the vote of such Shares.


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------------------------                                    --------------------
CUSIP NO. 305158 10 7            SCHEDULE 13G                 PAGE 5 OF 5 PAGES
------------------------                                    --------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:       August 28, 2002

                                       /s/ Scott. T. Randall
                                       -----------------------------------------
                                       Scott T. Randall